UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

MATTERSIGHT CORPORATION

(Name of Subject Company)

MATTERSIGHT CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

7% Series B Convertible Preferred Stock, par value $0.01 per share

(Title of Class of Securities)

Common Stock: 577097108

(CUSIP Number of Class of Securities)

Kelly D. Conway

Chief Executive Officer

Mattersight Corporation

200 W. Madison Street, Suite 3100

Chicago, Illinois 60606

(877) 235-6925

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Matthew P. Dubofsky Steven J. Tonsfeldt Cooley LLP 380 Interlocken Crescent Suite 900 Broomfield, CO 80021-8023 (720) 566-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Mattersight Corporation, a Delaware corporation (“Mattersight”), with the Securities and Exchange Commission on May 10, 2018, as amended May 21, 2018 (the “Schedule 14D-9”), relating to the tender offer by NICE Systems, Inc. (“Parent”), NICE Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”) , and NICE Ltd., to purchase all of the issued and outstanding shares of Mattersight Common Stock at a purchase price of $2.70 per share and all of the issued and outstanding shares of Mattersight 7% Series B Convertible Preferred Stock at a purchase price of $7.80 per share, plus accrued but unpaid dividends payable thereon as of immediately prior to the Effective Time, net to the holder thereof in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 2018, and the related Letter of Transmittal, each of which may be amended, supplemented or otherwise modified from time to time in accordance with the Merger Agreement.

Capitalized terms used but not defined in this Amendment No. 2 have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Except as specifically noted herein, the information set forth in the Schedule 14D-9 remains unchanged. All page references are to pages in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended by deleting the fourth sentence of the forty-seventh paragraph under the heading “Recommendation of the Board – Background of the Merger” on page 14 of the Schedule 14D-9 and replacing it with the following sentence:

“Representatives of Cooley summarized the closing condition included in the NICE bid materials related to approval of the transaction by the Committee on Foreign Investment in the United States (“CFIUS”) and the CFIUS approval process.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended by deleting the two paragraphs under the heading “Certain Litigation” on page 40 of the Schedule 14D-9 and replacing them with the following paragraphs:

“On May 16, 2018, a purported stockholder of Mattersight commenced a putative class action lawsuit captioned Michael E. Shade v. Mattersight Corporation, et al. in the U.S. District Court for the District of Delaware (the “Shade Stockholder Action”). The complaint names as defendants Mattersight and the members of the Board. The complaint alleges violations of sections 14(d), 14(e), and 20(a) of the Exchange Act in connection with this Schedule 14D-9. The complaint asserts that this Schedule 14D-9 omits or misrepresents material information regarding certain aspects of Mattersight’s financial projections, certain data and inputs underlying the analyses performed by Union Square, and Mattersight insiders’ potential conflicts of interest. As relief, the complaint requests an order enjoining the defendants from closing the Offer or taking any steps to consummate the Merger until additional disclosures have been made. If the Merger is consummated, the complaint seeks to rescind it or recover damages. The complaint also seeks to recover the plaintiff’s costs, including attorneys’ fees and expenses.

On May 18, 2018, a purported stockholder of Mattersight commenced a putative class action lawsuit captioned Richard Scarantino v. Mattersight Corporation, et al. in the U.S. District Court for the District of Delaware (the “Scarantino Stockholder Action”). The complaint names as defendants Mattersight, members of the Board, Parent, and Purchaser. The complaint alleges violations of sections 14(d), 14(e), and 20(a) of the Exchange Act in connection with this Schedule 14D-9. The complaint asserts that this Schedule 14D-9 omits material information regarding certain aspects of Mattersight’s financial projections, the valuation analyses performed by Union Square, the background of the transaction and Mattersight insiders’ potential conflicts of interest, and that this Schedule 14D-9 is false and misleading. As relief, the complaint requests an order enjoining the defendants from proceeding with, consummating or closing the Offer or the Merger. If the Offer and the Merger are consummated, the complaint seeks to rescind them or recover damages. The complaint also asks the court to direct the individual defendants to file an amended Schedule 14D-9 and to find that the defendants violated sections 14(d), 14(e), and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder. The complaint also seeks to recover the plaintiff’s costs, including attorneys’ and experts’ fees.

On May 21, 2018, a purported stockholder of Mattersight commenced a putative class action lawsuit captioned Rashid Ali v. Mattersight Corporation, et al. in the Court of Chancery of the State of Delaware (the “Ali Stockholder Action” and, together with the Shade Stockholder Action and the Scarantino Stockholder Action, the “Stockholder Actions”). The complaint names as defendants Mattersight and members of the Board. The complaint alleges breach of fiduciary duties arising out of the Merger Agreement. Specifically, the complaint asserts that this Schedule 14D-9 is materially deficient or misleading because it fails to disclose material information regarding the background of the transaction and the valuation analyses performed by Union Square. As relief, the complaint requests an order enjoining the defendants from closing the Offer until the alleged breaches of fiduciary duty described in the complaint have been cured. If the Offer is consummated, the complaint seeks to rescind it or recover damages. The complaint also asks the court to direct the defendants to account for all damages caused by them and all profits and any special benefits obtained as a result of their alleged breaches of fiduciary duties. The complaint also seeks to recover the plaintiff’s costs, including attorneys’ and experts’ fees and expenses.

2

Mattersight believes the Stockholder Actions lack merit, and intends to vigorously defend the Stockholder Actions. However, a negative outcome in any lawsuit could have a material adverse effect on Mattersight if it results in preliminary or permanent injunctive relief or rescission of the Merger Agreement. Mattersight is not currently able to predict the outcome of the Stockholder Actions with certainty. Additional lawsuits arising out of or relating to the Merger Agreement and the transactions contemplated thereby may be filed in the future. If additional similar complaints are filed, absent new or different allegations that are material, Mattersight will not necessarily disclose such additional filings.”

3

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 14D-9 is true, complete and correct.

MATTERSIGHT CORPORATION

By:	/s/ David B. Mullen
Name: David B. Mullen
Title: Chief Financial Officer

Dated: May 25, 2018